Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: November 30, 2005

PRESS RELEASE — November 29, 2005
All currency figures in US dollars

Barrick Sees Continuing High Gold Prices –
Offer for Placer Dome Remains Only Compelling Choice
for Placer Dome Shareholders

In a presentation today to the Scotia Capital Precious Metals and Base Metals Conference in Toronto, Barrick Gold Corporation updated conference participants on its view of the gold market, how it is delivering value from assets, people and projects, and on recent developments in its offer for Placer Dome Inc.
     Greg Wilkins, Barrick President and Chief Executive Officer, who previously indicated that he wouldn’t be surprised if gold hit $500 by year end, said the rally in gold prices was “sustainable as the underlying factors driving gold prices to $500 are still compelling going forward. The industry has seen mine supply of gold declining and demand for gold steadily rising, and the outlook remains positive. This bodes well for Barrick as it continues to benefit from its new mines delivering results to its bottom line.”
     Barrick has completed construction of three new mines in 2005 which are expected to drive an approximate 10% increase in production over 2004. A fourth mine, Cowal in Australia, is expected to begin operations in early 2006.
     Mr. Wilkins said that the Company expects to meet its original 2005 production and cash cost guidance of between 5.4 and 5.5 million ounces of gold at total cash costs of about $225 per ounce. Barrick is the only senior producer not to revise its original guidance downward this year; moreover, this is the third year in a row that the Company has met its targets despite inflationary cost pressures. Barrick has the lowest cash cost structure among the senior producers.
     In speaking about its offer for Placer Dome, Mr. Wilkins said that it was “full and fair and nothing that Placer Dome has said in response to our offer was new or unexpected. We see no reason to amend our bid one iota. Barrick is already offering a substantial 27% premium.” He added, that in Barrick’s valuation of Placer Dome, Barrick expected Placer Dome to make announcements such as today’s regarding Bald Mountain. Barrick expects it will see a series of Placer Dome announcements before Barrick’s offer expires on December 20, 2005, unless withdrawn or extended.

BARRICK GOLD CORPORATION	1	PRESS RELEASE

     Barrick believes that Placer Dome’s shareholders may well find it strange that its management would seriously consider a stand-alone/restructuring strategy and forego a multi-billion dollar premium for their Company — especially in light of their own admission that the next year or two would be difficult for Placer Dome.
     Barrick also dismissed as misleading Placer Dome’s recent assertions about Barrick. For example, Mr. Wilkins noted that in order to contrast production profiles, Placer Dome used eleven different analyst estimates for 2006 production for both themselves and Barrick. Placer Dome based their projected Barrick production for 2010 entirely on one analyst’s estimate. Barrick itself has never provided guidance for 2010. Mr. Wilkins added that this does not clearly reflect the potential of future production from Barrick’s quality assets or its ability to deliver value for our shareholders.
     Mr. Wilkins drew attention to Barrick’s established track record of building nine projects in the last decade as compared with two by Placer Dome. “We believe that Placer Dome and Barrick shareholders can benefit from our demonstrated expertise of successfully bringing large scale projects on line.” Barrick also indicated that it is targeting approval of its Pascua-Lama project in Chile/Argentina for the first quarter 2006 and expects to proceed with construction in 2006.
     Mr. Wilkins questioned Placer Dome’s assertions about hedging as being misplaced: “Placer Dome and Barrick have virtually identical size hedge positions — Barrick has 14% of its reserves hedged as compared to Placer Dome’s 13%. In point of fact, we have reduced our position since December 31, 2001, by over 11 million ounces or 46%, while Placer Dome has increased its hedge position over the same period.”
     Executive Vice President of Exploration and Corporate Development, Alex Davidson, outlined the exploration opportunities available to the combined companies: “We are truly excited with the opportunity to combine forces to develop an unrivalled pipeline of projects and exploration properties.” Mr. Davidson underlined the importance of Barrick’s consistent investment in exploration which currently stands at $120 million for 2005 and the synergies available from the companies’ land positions around the globe.
     Mr. Wilkins concluded the presentation by summarizing the Barrick Advantage in its bid for Placer Dome, including:
•	Execution timing — no shareholder vote required;

•	All-Canadian bid — no Investment Canada approval;

•	Strong partner in Goldcorp resulting in additional synergies;

•	Canadian bidder can implement tax-efficient asset sales and restructurings;

•	Lower on-going tax rate for purchaser domiciled in Canada;

•	Ability to manage and reduce hedge position effectively; and

•	Significant cash component in the bid.

     Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

BARRICK GOLD CORPORATION	2	PRESS RELEASE

About the Offer
Barrick’s offer was announced on October 31, 2005. Barrick’s take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005. Placer Dome shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular may be obtained from shareholders’ investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.
     On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.
Forward-Looking Statements
Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION	3	PRESS RELEASE